Exhibit 12

                             UNISYS CORPORATION
       COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)
                               ($ in millions)



                                  Three
                                  Months
                                  Ended          Years Ended December 31
                                  Mar. 31, -----------------------------------
                                  2008      2007   2006   2005   2004   2003
                                  --------  ----   ----   ----   ----   ----
Fixed charges
Interest expense                  $ 21.6   $ 76.3 $ 77.2 $ 64.7 $ 69.0 $ 69.6
Interest capitalized during
  the period                         2.5      9.1    9.9   15.0   16.3   14.5
Amortization of debt issuance
  expenses                           1.1      3.8    3.8    3.4    3.5    3.8
Portion of rental expense
  representative of interest        14.0     55.9   56.7   60.9   61.6   55.2
                                   ------  ------ ------ ------ ------  -----
    Total Fixed Charges             39.2    145.1  147.6  144.0  150.4  143.1
                                   ------  ------ ------ ------ ------  -----
Earnings
Income (loss) from continuing
 operations before income taxes       .4      3.5 (250.9)(170.9) (76.0) 380.5
Add (deduct) the following:
 Share of loss (income) of
  associated companies               -         -     4.5   (7.2) (14.0) (16.2)
 Amortization of capitalized
  interest**                         3.0     17.8   13.7   12.9   11.7   10.2
                                   ------  ------ ------ ------ ------  -----
    Subtotal                         3.4     21.3 (232.7)(165.2) (78.3) 374.5
                                   ------  ------ ------ ------ ------  -----

Fixed charges per above             39.2    145.1  147.6  144.0  150.4  143.1
Less interest capitalized during
  the period                        (2.5)    (9.1)  (9.9) (15.0) (16.3) (14.5)
                                   -----   ------ ------ ------ ------ ------
Total earnings (loss)              $40.1   $157.3 $(95.0)$(36.2)$ 55.8 $503.1
                                   =====   ====== ====== ====== ====== ======

Ratio of earnings to fixed
  charges                           1.02     1.08   *      *      *      3.52
                                   =====   ====== ====== ====== ======  =====

* Earnings for the years December 31, 2006, 2005 and 2004 were inadequate to cover fixed charges by $242.6 million, $180.2 million and $94.6 million, respectively.

** The amount of amortization of capitalized interest as well as the resulting ratio of earnings to fixed charges for 2007 have been restated to increase the amortization by $3.3 million and the ratio by .02, respectively.